FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement on the second quarter 2010 unaudited financial results of IFM Investments Limited (the “Registrant”), made by the Registrant on August 18, 2010.

Century 21 China Real Estate Reports Second Quarter 2010 Unaudited Financial Results

BEIJING, China, August 18, 2010 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights1

♦
Consolidated net revenue in the second quarter of 2010 was RMB116.4 million (US$17.2 million), an increase of 9.6% from RMB106.2 million reported in the first quarter of 2010, and a decrease of 29.8% from RMB165.9 million in the second quarter of 2009.

♦
Revenue from company-owned brokerage services in the second quarter of 2010 was RMB106.3 million (US$15.7 million), representing 91.3% of total net revenue, an increase of 13.9% from RMB93.3 million in the first quarter of 2010, and a decrease of 31.2% from RMB154.6 million in the second quarter of 2009.

♦
Non-GAAP2 loss from operations in the second quarter of 2010 was RMB38.8 million (US$5.7 million), compared to a non-GAAP loss from operations of RMB19.3 million for the first quarter of 2010, and non-GAAP income from operations of RMB42.3 million in the second quarter of 2009.

♦
Non-GAAP net loss attributable to ordinary shareholders for the second quarter of 2010 was RMB35.6 million (US$5.2 million), compared to a non-GAAP net loss attributable to ordinary shareholders of RMB20.5 million in the first quarter of 2010, and non-GAAP net income attributable to ordinary shareholders of RMB17.2 million in the second quarter of 2009.

♦
As of June 30, 2010, the Company’s CENTURY 21® China Real Estate network covered 32 major cities with more than 1,300 sales offices, including 452 company-owned sales offices with 29 additional new sales offices under renovation, employed more than 18,600 sales professionals and staff and maintained more than 6.1 million property listings.

“We are pleased to report higher than expected revenues for the second quarter 2010,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “While we expect that government policies will continue to dampen market demand in the short to medium term, we believe that with our leading brand reputation and growing network of stores, Century 21 China Real Estate is ideally positioned to benefit when volumes in the secondary real estate market return to normalized levels.”

Mr. Harry Lu, vice chairman and president added, “We remain confident in the future growth of

___________________________

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“USD”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into USD as of and for the quarter ended June 30, 2010, were made at a rate of RMB6.7815 to USD1.00 which is the noon buying rate on June 30, 2010 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is RMB.

2 Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

China’s secondary real estate market and believe that the current downturn offers unique opportunities to build market share in a cost effective manner. We will continue to explore opportunities to leverage Century 21 China Real Estate’s strong balance sheet to expand our network in key neighborhoods.”

Second Quarter 2010 Results

The Company’s total consolidated net revenue in the second quarter of 2010 was RMB116.4 million (US$17.2 million), an increase of 9.6% from RMB106.2 million reported in the first quarter of 2010, and a decrease of 29.8% from RMB165.9 million in the second quarter of 2009. Quarterly revenue increased sequentially primarily because of expansion of the company-owned store network and decreased year over year primarily because of the nationwide slowdown in secondary property market transaction volumes since late April 2010.

Revenue from company-owned brokerage services in the second quarter of 2010 was RMB106.3 million (US$15.7 million), representing 91.3% of total net revenue, an increase of 13.9% from RMB93.3 million in the first quarter of 2010, and a decrease of 31.2% from RMB154.6 million in the second quarter of 2009. The sequential increase and year over year decline reflect the sequential increase and year over year decrease of sales and purchase transaction volumes.

Revenue from mortgage management services in the second quarter of 2010 was RMB5.5 million (US$0.8 million), representing 4.7% of total net revenue, a decrease of 30.4% from RMB7.9 million in the first quarter of 2010, and a decrease of 27.6% from RMB7.6 million in the same quarter of 2009. These decreases were primarily due to a lower mortgage loan volume  brokered by the Company in the second quarter of 2010.

Revenue from franchise services in the second quarter of 2010 was RMB4.7 million (US$0.7 million), representing 4.0% of total net revenue, a decrease of 6.0% from RMB5.0 million in the first quarter of 2010, and an increase of 23.7% from RMB3.8 million in the second quarter of 2009. The year over year increase was primarily due to higher royalty revenue earned from existing regional sub-franchisors in the second quarter of 2010.

Commissions and other agent-related costs in the second quarter of 2010 were RMB73.1 million (US$10.8 million), representing 62.8% of total net revenue, an increase of 20.0% from RMB60.9 million in the first quarter of 2010, and an increase of 1.2% from RMB72.2 million in the second quarter of 2009. The increase in commissions and other agent-related costs from the first quarter of 2010 was mainly attributable to the increase in salaries and benefits for sales staff due to a higher number of sales professionals employed as a result of the store expansion.

Operating costs in the second quarter of 2010 were RMB46.0 million (US$6.8 million), representing 39.5% of total net revenue, an increase of 25.3% from RMB36.7 million in the first quarter of 2010, and an increase of 56.5% from RMB29.4 million in the second quarter of 2009. This was primarily due to the increase in rental costs and store related costs from the greater number of sales offices in the company-owned brokerage network as compared to the corresponding period in the previous year and the previous quarter.

Selling, general and administrative expenses in the second quarter of 2010 were RMB39.9 million (US$5.9 million), representing 34.3% of total net revenue, an increase of 11.5% from RMB35.8 million in the first quarter of 2010, and an increase of 77.3% from RMB22.5 million in the second quarter of 2009. The year-over-year increase was largely due to more non-sales staff hires and higher share-based compensation expenses, marketing expenses, and professional fees incurred.

Loss from operations in the second quarter of 2010 was RMB42.6 million (US$6.3 million), compared to a loss from operations of RMB27.1 million in the first quarter of 2010, and income from operations of RMB41.9 million in the second quarter of 2009. Non-GAAP loss from operations in the second quarter of 2010 was RMB38.8 million (US$5.7 million), compared to a non-GAAP loss from operations of RMB19.3 million for the first quarter of 2010, and non-GAAP income from operations of RMB42.3 million in the second quarter of 2009.

Net loss attributable to ordinary shareholders in the second quarter of 2010 was RMB39.5 million (US$5.8 million), compared to a net loss of RMB28.2 million attributable to ordinary shareholders in the first quarter of 2010, and net income of RMB16.9 million attributable to ordinary shareholders in the second quarter of 2009. Non-GAAP net loss attributable to ordinary shareholders for the second quarter of 2010 was RMB35.6 million (US$5.2 million), compared to a non-GAAP net loss attributable to ordinary shareholders of RMB20.5 million in the first quarter of 2010, and non-GAAP net income attributable to ordinary shareholders of RMB17.2 million in the second quarter of 2009.

Basic and diluted net loss per ADS in the second quarter of 2010 was RMB0.86 (US$0.13). Non-GAAP basic and diluted net loss per ADS in the second quarter of 2010 was RMB0.78 (US$0.11).

As of June 30, 2010, the Company had cash and cash equivalents of RMB808.9 million (US$119.3 million). Net cash used in operating activities and cash outflow for capital expenditures in the second quarter of 2010 were RMB26.8 million (US$4.0 million) and RMB15.1 million (US$2.2 million), respectively.

As of June 30, 2010, the Company’s CENTURY 21® China Real Estate network covered 32 major cities with more than 1,300 sales offices, including 452 company-owned sales offices and 29 additional new sales offices under renovation, employed more than 18,600 sales professionals and staff and maintained more than 6.1 million property listings.

Business Outlook

The Company currently estimates that its total net revenue for the third quarter of 2010 will be in the range of RMB113 million to RMB120 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on August 18, 2010 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-617-213-8063
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until August 25, 2010 at http://ir.century21cn.com .

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China's fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary and commercial services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, the Company’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of the Company’s brand or image, the Company’s inability to successfully execute its strategy of expanding into new geographical markets in China, the Company’s failure to manage its growth effectively and efficiently, the Company’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, the Company’s loss of its competitive advantage if it fails to maintain and improve its information system or to prevent disruptions or failure in the system’s performance, the Company’s failure to compete successfully, fluctuations in the Company’s results of operations and cash flows, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to ordinary shares and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Kevin Yung
Executive Vice President
IFM Investments Limited
Phone: +86-10-6561-0345
E-mail: ir@century21cn.com

Melody Liu
Investor Relations Manager
IFM Investments Limited
Phone: +86-10-6561-5982
E-mail: ir@century21cn.com

Henry Fraser
Brunswick Group
Phone: +86-10-6566-2256
Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng
Brunswick Group
Phone: +1-212-333-3810
Email: ctc@brunswickgroup.com

IFM Investments Limited
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	December 31,	June 30,	June 30,
	2009	2010	2010
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	334,589	808,880	119,277
Restricted cash	28,784	23,885	3,522
Accounts receivable, net	61,938	21,566	3,180
Amounts due from related parties	386	496	73
Prepaid expenses and other current assets	25,642	40,241	5,934
Total current assets	451,339	895,068	131,986
Non-current assets:
Investment in associates	880	729	107
Property and equipment, net	41,181	59,122	8,718
Intangible assets, net	27,825	26,839	3,958
Goodwill	9,281	9,281	1,369
Other non-current assets	13,328	17,998	2,656
Total assets	543,834	1,009,037	148,794
LIABILITIES AND SHAREHOLDERS' (DEFICIT)/EQUITY
Current liabilities:
Accounts payable	8,695	16,838	2,483
Accrued expenses and other current liabilities	130,668	105,796	15,601
Amounts due to related parties	250	250	37
Deferred revenue	6,664	5,946	877
Total current liabilities	146,277	128,830	18,998
Long-term deposits payable	10,710	10,649	1,570
Deferred tax liabilities	353	339	50
Total liabilities	157,340	139,818	20,618

Convertible redeemable preferred shares	518,318	-	-

Shareholders' (deficit) equity:
Ordinary shares	2,152	5,065	747
Additional paid-in capital	-	1,065,548	157,126
Statutory reserves	1,173	1,173	173
Accumulated deficit	(135,205)	(201,712)	(29,744)
Total IFM Investments Limited shareholders' (deficit) equity	(131,880)	870,074	128,302
Non-controlling interest	56	(855)	(126)
Total shareholders' (deficit) equity	(131,824)	869,219	128,176
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' (DEFICIT) EQUITY	543,834	1,009,037	148,794

IFM Investments Limited
Condensed Unaudited Consolidated Statements of Operations
(In thousands, except per share and per ADS data)

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2009	2010	2010	2010
	RMB	RMB	RMB	US$

Net revenue	165,948	106,234	116,449	17,172
Costs and expenses:
Commissions and other agent-related costs	(72,204)	(60,853)	(73,100)	(10,779)
Operating costs	(29,384)	(36,739)	(46,029)	(6,787)
Selling, general and administrative expenses	(22,468)	(35,764)	(39,934)	(5,889)
Total costs and expenses	(124,056)	(133,356)	(159,063)	(23,455)
Income (loss) from operations	41,892	(27,122)	(42,614)	(6,283)
Interest income	448	913	1,443	213
Other income	-	-	5,391	795
Foreign currency exchange loss	(77)	(18)	(2,674)	(394)
Income (loss) before income tax and share of associates' losses	42,263	(26,227)	(38,454)	(5,669)
Income tax	(1,032)	(1,092)	(1,494)	(220)
Share of associates' losses	(94)	(117)	(34)	(5)
Net income (loss)	41,137	(27,436)	(39,982)	(5,894)
Non-controlling interest	-	411	500	74
Net income (loss) attributable to IFM Investments Limited	41,137	(27,025)	(39,482)	(5,820)

Accretion of convertible redeemable preferred shares	(4,090)	(1,213)	-	-
Income allocated to participating preferred shareholders	(20,188)	-	-	-
Net income (loss) attributable to ordinary shareholders	16,859	(28,238)	(39,482)	(5,820)

Net income (loss) per share, basic	0.06	(0.05)	(0.06)	(0.01)
Net income (loss) per share, diluted	0.06	(0.05)	(0.06)	(0.01)

Net income (loss) per ADS, basic	0.97	(0.76)	(0.86)	(0.13)
Net income (loss) per ADS, diluted	0.97	(0.76)	(0.86)	(0.13)

Number of shares used in calculating net income (loss) per share, basic	260,000	558,308	686,523	686,523
Number of shares used in calculating net income (loss) per share, diluted	260,411	558,308	686,523	686,523

Number of ADSs used in calculating net income (loss) per ADS, basic	17,333	37,221	45,768	45,768
Number of ADSs used in calculating net income (loss) per ADS, diluted	17,361	37,221	45,768	45,768

IFM Investments Limited
Reconciliations to Unaudited Condensed Consolidated Statements of Operations
(In thousands, except per ADS data)

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2009	2010	2010	2010
	RMB	RMB	RMB	US$

GAAP income (loss) from operations	41,892	(27,122)	(42,614)	(6,283)
Plus:
Share-based compensation	359	7,773	3,849	568
Non-GAAP income (loss) from operations	42,251	(19,349)	(38,765)	(5,715)

GAAP net income (loss) attributable to ordinary shareholders	16,859	(28,238)	(39,482)	(5,820)
Plus:
Share-based compensation	359	7,773	3,849	568
Non-GAAP net income (loss) attributable to ordinary shareholders	17,218	(20,465)	(35,633)	(5,252)

Non-GAAP net income (loss) per ADS, basic	0.99	(0.55)	(0.78)	(0.11)
Non-GAAP net income (loss) per ADS, diluted	0.99	(0.55)	(0.78)	(0.11)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

IFM INVESTMENTS LIMITED

By	/s/ Kevin Yung
	Name:	Kevin Yung
	Title:	Executive Vice President

Date:    August 18, 2010